SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

J. C. PENNEY COMPANY, INC.
(Name of Issuer)

Common Stock of 50¢ par value
(Title of Class of Securities)

708160106
(CUSIP Number)

December 31, 2004
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:

        [X]   Rule 13d-1(b)
        [_]   Rule 13d-1(c)
        [_]   Rule 13d-1(d)

*The remainder of this cover page shall be filled out
for a reporting person's initial filing on this form
with respect to the subject class of securities, and
for any subsequent amendment containing information
which would alter the disclosures provided in a prior
cover page.

The information required in the remainder of this cover
page shall not be deemed to be "filed" for the purpose
of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that
section of the Act but shall be subject to all other
provisions of the Act (however, see the Notes).

(Continued on following page(s))

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Savings, Profit-Sharing and Stock Ownership Plan of J. C. Penney Corporation, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Not Applicable

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-. See Item 4 (c).
	6	SHARED VOTING POWER 31,361,880. See Item 4 (c).
	7	SOLE DISPOSITIVE POWER -0-. See Item 4 (c).
	8	SHARED DISPOSITIVE POWER 31,361,880. See Item 4 (c).

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,361,880. See Item 4 (c).
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 11.28%. See Item 4 (b).
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) EP

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. 16)

Item 1(a) Name of Issuer:
           J. C. PENNEY COMPANY, INC.

Item 1(b) Address of Issuer's Principal Executive Offices:
           6501 Legacy Drive, Plano, Texas 75024-3698

Item 2(a) Name of Person Filing:
           Savings, Profit-Sharing and Stock Ownership Plan of   J.
           C. Penney Corporation, Inc. ("Plan")

Item 2(b) Address of Principal Business Office:
           6501 Legacy Drive, Plano, Texas 75024-3698
           mailing address, P. O. Box 659002, Dallas, Texas
           75265-9002

Item 2(c) Citizenship:
           Not applicable.

Item 2(d) Title of Class of Securities:
           Common Stock of 50¢ par value
           (Note: All Series B ESOP Convertible Preferred Stock
              ("ESOP Preferred Stock") was converted to Common
              Stock 50(cent) par value effective August 25,
              2004)

Item 2(e) CUSIP No. 708160106

Item 3   If this statement is filed pursuant to §§240.13d-1(b),
           or 240.13d-2(b) or (c), check whether the person filing
           is a:

     (f) [x] An employee benefit plan or endowment fund in
              accordance with §240.13d-1(b)(1)(ii)(F).

Item 4   Ownership.
     (a) Amount Beneficially Owned: 31,361,880 shares. (See Item
         4(c)).
     (b) Percent of Class: 11.28%.
     (c) Number of shares as to which such person has:

(i)   sole power to vote or to direct the vote - 0.

(ii)   shared power to vote or to direct the vote – 31,361,880. Each of the issuer's employees who is a Plan participant and who has been allocated shares under the Plan ("Allocated Stock") is entitled to instruct the trustee ("Trustee") of the Plan (State Street Bank and Trust Company) on how to vote the shares of Common Stock of 50¢ par value of the issuer ("Penney Stock") plus an allocable portion of all Allocated Stock for which no direction has been received ("Undirected Stock"). The Trustee is obligated to vote such Allocated Stock and Undirected Stock as instructed.

(iii)   sole power to dispose or to direct the disposition of - 0.

(iv)   shared power to dispose or to direct the disposition of – 31,361,880. (A) In the event of any offer (including but not limited to a tender or exchange offer within the meaning of the Securities Exchange Act of 1934, as amended) for shares of Penney Stock, each Plan participant may direct the Trustee to accept or reject the offer or to tender or not tender the shares of Penney Stock credited to such participant's account under the Plan, plus an allocable portion of all Undirected Stock. The Trustee shall be obligated to follow all such directions which are timely received. The Trustee is to decide whether or not to accept or reject an offer or to tender or not to tender shares of Penney Stock, pursuant to an offer only if the sum of the number of shares it sold, exchanged or transferred in accordance with any other offer during the preceding twelve months plus the number of shares subject to an outstanding offer is fewer than 10% of the total number of shares held by the Plan. (B) Although the Trustee does not normally trade shares of Penney Stock held by it, under certain circumstances a participant may give instructions regarding his or her account which may result in the sale or transfer of certain shares by the Trustee.

Item 5   Ownership of Five Percent or Less of a Class.
          Not applicable

Item 6   Ownership of More than Five Percent on Behalf of Another Person.
          The filing person maintains a trust which holds shares of Penney Stock (See Item 2(d) above) for the benefit of current and certain former employees of the issuer who are participants in the Plan. Participants in the Plan have the right upon termination, pursuant to the terms of the Plan, to the vested shares of Penney Stock, or to the proceeds of the sale of shares of Penney Stock.

Item 7   Identification and Classification of the Subsidiary
              Which Acquired the Security Being Reported on By the
              Parent Holding Company.
              Not Applicable

Item 8   Identification and Classification of Members of the
              Group
              Not Applicable

Item 9   Notice of Dissolution of Group.
              Not applicable

Item 10   Certification.
              By signing below I certify that, to the best of my
              knowledge and belief, the securities referred to above
              were acquired and are held in the ordinary course of
              business and were not acquired and are not held for the
              purpose of or with the effect of changing or influencing
              the control of the issuer of the securities and were not
              acquired and are not held in connection with or as a
              participant in any transaction having that purpose or
              effect.

              The filing of this statement shall not be construed as
              an admission that the Plan is, for the purposes of
              Section 13(d) or 13(g) of the Securities Exchange Act of
              1934, as amended, the beneficial owner of any securities
              covered by this statement.

<u>Signature</u>.

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 11, 2005

/s/ George Brand
Signature

<u>George Brand, Benefits Controller</u>
Name/Title